

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Sandeep Mathrani
Director and Chief Executive Officer
WeWork Inc.
75 Rockefeller Plaza, 10th Floor
New York, NY 10019

> **Re: WeWork Inc.**
> **Registration Statement on Form S-3**
> **Filed May 8, 2023**
> **File No. 333-271723**

Dear Sandeep Mathrani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kerry Shannon Burke